SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X   Form 40-F
          ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following is included in this Report on Form 6-K:

1. Press Release, dated as of August 12, 2005

















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
Hemosol Announces Second Quarter Financial Results

    TORONTO, Aug. 12 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced financial results and reviewed operations for the second quarter ended June 30, 2005. Unless otherwise stated, all dollar amounts presented herein are in Canadian dollars.

    Highlights of the quarter included:

    - The kick-off of the Company's strategy to capitalize on the opportunity represented by the therapeutic plasma proteins market, through the choice of Immune Globulin Intravenous 10% (IGIV) as the first product that the Company will advance through clinical development and the regulatory process; and

    - Shipment of Hepalean(R) products under Hemosol's contract with Organon Canada began. The initial order was fulfilled after Hemosol received a license from Health Canada following the regulatory agency's recent successful inspection of the Company's Meadowpine facility.

    Subsequent to the end of the quarter the Company completed initial discussions with the US Food and Drug Administration (FDA) with respect to the clinical development of IGIV. During these discussions the FDA agreed with the Company's basic proposed clinical development plans and offered valuable guidance. If clinical development of the Company's IGIV product is completed successfully in line with these discussions, the clinical data would support the approval of a Biological License Application for the treatment of patients with Primary Immune Deficiency.





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
    "The second quarter marked the initiation of two important components of our growth strategy," said Lee Hartwell, President and CEO of Hemosol. "In addition to choosing IGIV as our first entry into the multi-billion dollar therapeutic plasma protein market, we began shipments of Hepalean products to Organon Canada under our first contract manufacturing relationship."

    Financial Results

    The Company's net loss during the second quarter was $6.9 million or ($0.39) per share compared to net income of $2.9 million or $0.21 per share for the quarter ended June 30, 2004. The results for the quarter ended June 30, 2004 contained a one-time gain of $6.8 million related to the Company's Plan of Arrangement. For the first six months of 2005, Hemosol's net loss was $12.8 million or ($0.79) per share compared to a loss of $2.1 million or ($0.15) per share in the first half of 2004.

    Total operating expenses for the quarter ended June 30, 2005 increased to $6.6 million from $4.5 million for the quarter ended June 30, 2004. Scientific and process costs comprised the biggest portion of the increased expense, rising to $4.9 million in the second quarter of 2005 compared to $2.7 million in the second quarter of 2004.

    As of June 30, 2005 the Company had $3.8 million of cash and cash-equivalents and working capital of $4.6 million. During the quarter Hemosol closed financings generating gross proceeds of approximately $13.4 million. Subsequent to quarter-end, the Company received just over $1 million which was released from an escrow account established as part of the Plan of Arrangement completed on April 30, 2004. The Company's monthly cash used in operating activities is approximately $1.5 million and the Company is implementing cash conservation measures in an effort to reduce cash utilization.

    The Company also continues to undertake a number of initiatives with respect to generating the necessary capital required to execute its therapeutic protein strategy. These activities include advanced discussions with strategic and financial partners in addition to initiatives to raise the requisite funds by way of the capital markets. Hemosol will require additional capital early in the fourth quarter in order to continue as a going concern.

    Plasma Protein Market Opportunity

    The market opportunity for the Company's plasma protein products is substantial. In 2004 the North American market for all therapeutic plasma proteins was approximately US$2.4 billion. The Company initially intends to seek regulatory approval to manufacture and market three therapeutic proteins isolated using its technology:

    - Immune Globulins Intravenous (IGIV);
    - Alpha1 Proteinase Inhibitor (A1PI); and
    - von Willebrand Factor/Factor VIII (vWF/VIII)

    Sales of IGIV in the US in 2004 were estimated to be U.S. $1.2 billion, a rise of 10% over the prior year and growth of 7-10% per year is expected to continue. The market for A1PI was approximately $175 million. The demand for these therapeutic proteins is expected to increase (i) as new indications for these products are discovered and approved, and (ii) as the number of patients requiring therapy under the existing indications increase

    Hemosol continues to work closely with it's partner, ProMetic Life Sciences in the implementation of the Cascade technology which can also extract proteins such as fibrinogen, plasmin, and albumin. These additional proteins could represent additional near-term development opportunities.


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
    More Financial Results

    Scientific and process development expenses increased to $5.0 million for the quarter ended June 30, 2005 from $2.7 million for the quarter ended June 30, 2004. This increase was mainly due to increased activity related to bio-manufacturing as the Company prepared its vial filling facility for the ultimately successful Health Canada licensing inspection. The facility was subsequently put into use to fulfil the Organon Canada initial order.

    Regulatory and clinical expenses of $0.3 million for the quarter ended June 30, 2005 were modestly lower than $0.4 million of such costs in the same period in fiscal 2004.

    Administrative expenses decreased to $1.0 million from $1.3 million primarily due to lower estimates for capital taxes, reduction in salaries and lower insurance costs.

    Marketing and business development expenses increased to $0.3 million in the second quarter from $0.04 million for the same period in 2004 primarily related to increased activity for business development costs associated with bio-manufacturing and pipeline partnering activities.

    Amortization of deferred charges for the quarter ended June 30, 2005, were $0.2 million, representing the charge related to the maintenance of the guarantee of the Company's $20.0 million credit facility as well as charges related to the convertible note issued April 8, 2005.

    Financial Statements to Follow:

    The following statements should be read in conjunction with the applicable notes, which can be found on the Company's website at www.hemosol.com.

    Hemosol Corp. (A development stage company)(Incorporated under the laws of Ontario)

    CONSOLIDATED BALANCE SHEETS
    (unaudited)

                                                        June 30  December 31
                                                           2005         2004
    (in thousands of dollars)                                 $            $
    -------------------------------------------------------------------------
    ASSETS
    Current
    Cash and cash equivalents                             3,812        4,230
    Cash held in escrow                                   1,000        1,000
    Prepaids and other assets                               623          366
    Inventory                                             1,571        1,329
    -------------------------------------------------------------------------
    Total current assets                                  7,006        6,925
    -------------------------------------------------------------------------
    Property, plant and equipment, net                   80,435       83,104
    Patents and trademarks, net                           1,108        1,164
    License technology, net                               8,772        5,022
    Deferred charges, net                                 1,378          177
    -------------------------------------------------------------------------
    Total other assets                                   91,693       89,467
    -------------------------------------------------------------------------
                                                         98,699       96,392
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current
    Accounts payable and accrued liabilities              2,380        2,538
    Short-term portion of convertible note                  350            -
    Short-term debt                                           -       20,000
    -------------------------------------------------------------------------
    Total current liabilities                             2,730       22,538
    -------------------------------------------------------------------------
    Long-term debt                                       20,000            -
    Convertible note                                      3,650            -
    Minority interest                                     4,195        5,163
    -------------------------------------------------------------------------
    Total long term liabilities                          27,845        5,163
    -------------------------------------------------------------------------
    Total liabilities                                    30,575       27,701
    -------------------------------------------------------------------------
    Shareholders' equity
    Common shares                                       320,294      311,711
    Equity portion related to convertible note            1,453            -
    Warrants and options                                 16,250       14,080
    Contributed surplus                                   9,125        9,125
    Deficit                                            (278,998)    (266,225)
    -------------------------------------------------------------------------
    Total shareholders' equity                           68,124       68,691
    -------------------------------------------------------------------------
                                                         98,699       96,392
    -------------------------------------------------------------------------


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
    Hemosol Corp.
    (A development stage company)(Incorporated under the laws of Ontario)

    CONSOLIDATED STATEMENTS OF LOSS
    (unaudited)
                                    Three months ended     Six months ended
                                         June 30               June 30
    (in thousands of dollars          2005       2004       2005       2004
     except per share data)              $          $          $          $
    -------------------------------------------------------------------------
    EXPENSES
    Research and development
      Scientific and process          4,937      2,676      9,569      4,731
      Regulatory and clinical           296        364        575        663
    Administration                    1,035      1,340      1,457      2,169
    Marketing and business
     development                        260         43        450        150
    Support services                    142         77        325        261
    Foreign currency translation
     gain                               (61)        18        (62)         9
    -------------------------------------------------------------------------
    Loss from operations              6,609      4,518     12,314      7,983
    Amortization of deferred
     charges                            246        434        593      1,687
    Interest income                     (42)       (51)       (60)       (87)
    Interest expense                    431        243        690        506
    Net gain on Arrangement               -     (6,838)         -     (6,838)
    Accretion in carrying value
     of convertible note                174          -        174          -
    -------------------------------------------------------------------------
    Loss (income) before minority
     interest and income taxes        7,418     (1,694)    13,711      3,251
    Minority interest                  (520)      (256)      (968)      (256)
    Provision for (recovery of)
     income taxes
      Current                            20         50         30        100
      Future                              -     (1,029)         -     (1,029)
    -------------------------------------------------------------------------
    Net loss (income) for the
     period                           6,918     (2,929)    12,773      2,066
    -------------------------------------------------------------------------
    Basic and diluted loss
     (income) per share                0.39      (0.21)      0.80       0.15
    -------------------------------------------------------------------------
    Weighted average number of
    common shares outstanding
     (000's)                         17,590     14,113     15,945     14,041
    -------------------------------------------------------------------------


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
    CONSOLIDATED STATEMENTS OF DEFICIT
    (unaudited)
                                    Three months ended     Six months ended
                                          June 30               June 30
                                       2005       2004       2005       2004
    (in thousands of dollars)             $          $          $          $
    -------------------------------------------------------------------------
    Deficit, beginning of period    272,080    258,172    266,225    253,177
    Net loss (income) for the
     period                           6,918     (2,929)    12,773      2,066
    Distribution                          -      2,900          -      2,900
    -------------------------------------------------------------------------
    Deficit, end of period          278,998    258,143    278,998    258,143
    -------------------------------------------------------------------------

    Hemosol Corp.
    (A development stage company)(Incorporated under the laws of Ontario)

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (unaudited)
                                    Three months ended      Six months ended
                                          June 30               June 30
                                      2005       2004        2005       2004
    (in thousands of dollars)            $          $           $          $
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net (loss) income for the
     period                         (6,918)      2,929    (12,773)    (2,066)
    Add (deduct) items not
     involving cash
      Amortization of property,
       plant and equipment           1,560         567      3,124      1,110
      Amortization of license
       technology                      162          42        250         84
      Amortization of patents
       and trademarks                   29          41         56         70
      Amortization of deferred
       charges                         246         434        593      1,687
      Stock-based compensation         120       1,053        184      1,053
      Accretion in carrying value
       of convertible note             174           -        174          -
      Future tax liability               -      (1,029)         -     (1,029)
      Minority interest               (520)       (256)      (968)      (256)
      Net gain on arrangement            -      (6,838)         -     (6,838)
      Foreign currency translation
       (gain) loss                       -          (8)         -          -
    -------------------------------------------------------------------------
                                    (5,147)     (3,065)    (9,360)    (6,185)
    Net change in non-cash working
     capital balances related to
     operations                     (1,868)       (282)      (659)    (1,975)
    -------------------------------------------------------------------------
    Cash used in operating
     activities                     (7,015)     (3,347)   (10,019)    (8,160)
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Patents and trademark costs          -          (4)         -         (6)
    Purchase of property, plant
     and equipment                     (45)       (125)      (455)      (255)
    Purchase of license technology  (1,070)     (1,500)    (1,070)    (1,500)
    Proceeds from arrangement,
     net of transaction cost             -      12,898          -     12,898
    Purchase of short term
     investments                         -      (6,965)         -     (6,965)
    -------------------------------------------------------------------------
    Cash provided by (used in)
     investing activities           (1,115)      4,304     (1,525)     4,172
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Proceeds on issuance of
     common shares, warrants
     and options                     6,118           -      6,118        180
    Issuance of convertible
     debentures                      5,633           -      5,633          -
    Increase in deferred charges      (116)          -       (625)         -
    Proceeds from bulge facility       500           -        500          -
    Payment of bulge facility         (500)          -       (500)         -
    Cash released from escrow            -           -          -        448
    -------------------------------------------------------------------------
    Cash provided by financing
     activities                     11,635           -     11,126        628
    -------------------------------------------------------------------------
    Effect of exchange rates on
     cash and cash equivalents           -           8          -          -
    -------------------------------------------------------------------------
    Net increase (decrease) in
     cash and cash equivalents
     during the period               3,505         965       (418)    (3,360)
    Cash and cash equivalents,
     beginning of period               307       3,800      4,230      8,125
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                   3,812       4,765      3,812      4,765
    -------------------------------------------------------------------------

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
--------------------------------------------------------------------------------
 About Hemosol
--------------------------------------------------------------------------------

    Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics. The Company is deploying a novel technology, Plasma Protein Chromatography (PPC), which has the potential to change the business dynamics of the therapeutic plasma proteins sector. Hemosol also continues to develop its rich and diverse therapeutic pipeline that includes three technology platforms - Oxygen Therapeutics for the treatment of high volume blood loss; Drug Delivery for the treatment of Hepatitis C and liver cancer; and Cell Therapeutics for the treatment of chronic myelogenous leukemia and chemotherapy-induced anemia.

    For more information visit Hemosol's website at www.hemosol.com.

    The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".

    Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For further information: Jason Hogan, Investor & Media Relations,
(416) 361-1331, 800-789-3419, fax: (416) 815-0080, ir@hemosol.com,
www.hemosol.com;
---------------

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

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HEMOSOL CORP.


                               By:   /s/ Lee Hartwell
                                   ---------------------------------------------
                                    Name:  Lee Hartwell
                                    Title: President, Chief Executive Officer
                                           and Chief Financial Officer




Date:  August 15, 2005








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